Filed by Eli Lilly and Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

Elanco Stock Fund Overview PerformanceFeesPortfolioManagement View All Data as of 12-31-2018 unless otherwise noted Overview Fund Objective Historical Performance The Fund seeks to invest in an individual employer security, providing performance that is in line with performance of the underlying employer stock. Company stocks are not diversified, and therefore are considered riskier than the "diversified" broad market. Many hold a certain percent of assets in cash equivalents. Performance information is not available until the exchange offer period closes. Visit benefitscenter.lilly.com to find additional performance information once the exchange offer period closes. Performance information is available using the following path: myMoney > “401(k) Savings” drop down > Investments > Fund Performance > Fact Sheets Review Investment Policy Annual Fees 0.043% Net Expense Ratio The Net Expense Ratio is the annual cost associated with managing and operating a fund, which includes Operating Expenses. It may also include Administrative Expenses. It is reduced by any expense waivers and expense reimbursements that the Fund Manager may apply.

Important Fund Information The Importance of Diversifying Your Retirement Savings: To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information about individual investing and portfolio diversification, visit the Department of Labor's Web site at www.dol.gov/agencies/ebsa/laws-and-regulations/laws/pension-protection-act/investing-and-diversification. To see more information related to investments, including a glossary of terms, go to the Plan’s website: benefitscenter.lilly.com. You can find glossary of terms by using the following path: myMoney > “401(k) Savings” dropdown > Investments > Fund Performance > Fact Sheets > Glossary (Lipper). Performance Standardized Returns (%) Performance information is not available until the exchange offer period closes. Calendar Year Returns (%) Performance information is not available until the exchange offer period closes. Growth Of $10,000 Investment Performance information is not available until the exchange offer period closes. The Performance Analysis section shows the funds' historical performance. Past performance is not indicative of future results. Investment return and value of shares will fluctuate. Upon redemption, shares may be worth more or less than their original cost. The current performance may be higher or lower than the quoted performance.

Fees Annual Fees & Expenses Fees Note There will be a one time charge of 0.094% to the fund which will be made immediately following the completion of the exchange offer. This fee will be utilized by an independent fiduciary who will determine the manner and timing of the stock liquidation consistent with the terms of the Plan. Fees and expenses are only one of several factors that participants and beneficiaries should consider when making investment decisions. The cumulative effect of fees and expenses can substantially reduce the growth of a participant's or beneficiary's retirement account. Visit the Department of Labor's Web site at www.dol.gov/sites/ default/files/ebsa/about-ebsa/our-activities/resource-center/publications/a-look-at-401k-plan-fees.pdf for an example showing the long-term effect of fees and expenses. If this fund has trading fees or restrictions, that information is described on Your Benefits Resources website at benefitcenter.lilly.com. Due to rounding, the Total Expense Ratio may not exactly match the total of expense components. Current Explanation Expense Date 12-31-2018 Total Expense Ratio 0.043% The Total Expense Ratio is the total annual cost associated with managing and operating a fund. Investment Management Fee 0.003% The fee paid to the advisory firm or fund management company for the day-to-day investment management of the securities in the fund's portfolio. Administrative Expenses 0.040% The expenses to operate the plan that are allocated to this fund, including plan administration, trust services, and/or other services provided to the plan. Expenses Per $1,000 Investment $0.43 Represents the annual total expense for a hypothetical investment of $1,000.

Portfolio Portfolio Characteristics as of 12-31-2018 Management Investment Policy Fund Facts Strategy Company stock funds invest in an individual employer security, providing performance that is in line with performance of the underlying employer stock. The total return of company stock funds may reflect dividend payments to shareholders as well as capital appreciation or depreciation. Company stocks are not diversified, and therefore are considered riskier than the "diversified" broad market. Many hold a certain percent of assets in cash equivalents for liquidity purposes. Therefore, the company stock fund may not reflect the exact performance of the underlying security over any given time period. Full Legal Name Elanco Stock Fund Exchange Fund Management Management Company Elanco Animal Health Incorporated 2500 Innovation Way Greenfield IN 46140 www.elanco.com Fund Manager Newport Trust Company 570 Lexington Ave Suite 1903 New York, NY 10022 Asset Type Equity Inception Date Settlement of Stock PTootarl tSfhoalreios OCutshtaandriangc(Mte) ristics 365.63 Average Market Cap ($B) 11.45 Price To Earnings Not Available Price to Book 2.24 Price to Sales 3.79

Disclosure Lipper, a Thomson Reuters Company. Copyright 2019 Thomson Reuters. All rights reserved. Any copying, republication or redistribution of Lipper content is expressly prohibited without the prior written consent of Lipper. This publication does not constitute an offer to purchase shares in the funds referred to, nor does information about Lipper Leader funds constitute a recommendation to buy or sell mutual funds. Lipper Leaders analyze past fund performance, and investors should remember that past performance is not a guarantee of future results. THERE ARE NO WARRANTIES, CONDITIONS, GUARANTIES OR REPRESENTATIONS, WHETHER EXPRESS OR IMPLIED, IN LAW OR IN FACT, ORAL OR IN WRITING. Lipper and the Lipper logo are the registered trademarks. For additional information on other Lipper services, please visit www.lipperweb.com. Lipper, a Thomson Reuters Company. Copyright 2019 Thomson Reuters. All rights reserved. Any copying, republication or redistribution of Lipper content is expressly prohibited without the prior written consent of Lipper. 2.0.32.0

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Elanco has filed with the SEC a Registration Statement on Form S-4, including the prospectus forming a part thereof, and Lilly has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the prospectus. The prospectus contains important information about the exchange offer, Lilly, Elanco and related matters, and Lilly will deliver the prospectus to holders of Lilly common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lilly, Elanco or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of Lilly common stock may obtain copies of the prospectus, other related documents, and any other information that Lilly and Elanco file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Lilly common stock will also be able to obtain a copy of the prospectus by clicking on the appropriate link on www.lillyexchangeoffer.com. Related documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.

Lilly has retained Georgeson LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).